EXHIBIT (a)(1)(I)

Amended and Restated Letter to Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees

INFINITY I-CHINA FUND (CAYMAN), L.P.

INFINITY I-CHINA FUND (ISRAEL), L.P.

INFINITY I-CHINA FUND (ISRAEL 2), L.P. AND

INFINITY I-CHINA FUND (ISRAEL 3), L.P.

Second Amended and Restated Offer to Purchase for Cash

Up to 5,750,000 Warrants

of

INFINITY CROSS BORDER ACQUISITION CORPORATION

at a Purchase Price of $0.60 Per Warrant

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON APRIL 10, 2014 OR SUCH LATER TIME AND DATE TO WHICH THE OFFER IS EXTENDED.

March 27, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (which we collectively refer to as the “Purchasers”, “we”, “us” or “our”) are offering to purchase up to 5,750,000 of the outstanding public warrants (the “Warrants”) of Infinity Cross Border Acquisition Corporation (the “Company”), at a purchase price of $0.60 per Warrant, in cash, without interest (the “Purchase Price”), for an aggregate purchase price of $3,450,000 (each of the Warrants representing the right to purchase one share of the Company ordinary shares, no par value per share (the “Ordinary Shares”), at an exercise price of $7.00 per share) upon the terms and subject to certain conditions described in the Second Amended and Restated Offer to Purchase (“Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (“Letter of Transmittal”, which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Because of proration provisions described in this Offer to Purchase, we may not purchase all of the Warrants tendered at the Purchase Price if more than the number of Warrants we are seeking in the Offer are properly tendered. All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase. Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Second Amended and Restated Offer to Purchase dated March 27, 2014;

2.	Amended and Restated Letter of Transmittal (including substitute Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.	Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.	Return envelope addressed to Continental Stock Transfer & Trust Company, as the Depositary.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Purchasers’ reasons for making the Offer.

Warrant holders who choose not to tender will not receive cash for their Warrants. In connection with the Business Combination (as defined in the Offer to Purchase), the Warrants that remain outstanding will be converted automatically into warrants of Infinity Acquisition, which will have certain differences from the Warrants, as set forth in the Offer to Purchase.

The Offer is only available for outstanding Warrants. The Company also has outstanding Ordinary Shares and units, each comprising a share of Ordinary Shares and a Warrant to acquire an Ordinary Share. On behalf of your clients, you may tender Warrants that are included in units, but to do so such Warrants must first be separated from the units prior to tendering such Warrants. See “The Offer – Section 3. Procedures for Tendering Warrants” of the Offer to Purchase. On the terms and subject to the conditions of the Offer, Purchasers will only pay for Warrants validly tendered and not properly withdrawn before the Expiration Date.

Certain conditions of the Offer are described in “The Offer -- Section 6. Conditions of the Offer” of the Offer to Purchase. All tenders must be in proper form as described in “The Offer – Section 3. Procedures for Tendering Warrants” of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59, New York City time, on April 10, 2014 or such later time and date to which the Offer is extended.

Under no circumstances will interest be paid on the Purchase Price of the Warrants regardless of any extension of, or amendment to, the Offer or any delay in paying for such Warrants.

Purchasers will not pay any fees or commissions to any broker, dealer or other person (other than to the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, Purchasers will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate accepted procedures. This withholding obligation is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

Very truly yours,

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.

Infinity I-China Fund (Israel 2), L.P.

Infinity I-China Fund (Israel 3), L.P.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Purchasers, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

470 West Avenue, 3rd Floor

Stamford, CT 06902

 Telephone: (800) 662-5200

 Banks and brokerage firms: (203) 658-9400

 inxb.info@morrowco.com